EXHIBIT 99.1

TOP Ships Inc. Announces Consent Solicitation for Warrants Issued on June 11, 2014

ATHENS, Greece, May 06, 2019 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”) (NASDAQ:TOPS) announced today that it has commenced a consent solicitation with respect to warrants to purchase common shares of the Company issued on June 11, 2014 (each a “Warrant” and collectively the “Warrants”).  The Company is seeking to amend (the “Proposed Amendment”) each Warrant to extend the expiration of each Warrant to July 31, 2019 (the “Amended Warrant Expiration Date”). The Company is soliciting a consent for the Proposed Amendment from each holder (each a “Holder” and collectively the “Holders”) of Warrants, and the Proposed Amendment will become effective with respect to each Warrant upon receipt by the Company of such Holder’s consent on or before June 11, 2019, unless extended by the Company in its sole discretion (the “Consent Expiration Date”).  Only those Warrant Holders who validly deliver consents on or before the Expiration Date will be granted the Amended Warrant Expiration Date.

The consent solicitation is subject to customary conditions, including, among other things, the receipt of a valid and unrevoked consent prior to June 11, 2019.

The consent solicitation is being made solely on the terms and subject to the conditions set forth in the consent solicitation and the accompanying letter of consent. The Company may, at its sole discretion, extend or amend the consent solicitation at any time and may terminate the Consent Solicitation prior to the receipt of a consent from any Holder.

About TOP Ships Inc.
TOP Ships Inc. is an international ship-owning company.
For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

For further information please contact:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org